Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2009

Pretax loss from continuing operations before adjustment for
noncontrolling interests or income loss from equity investees	$(75,286,270)

Add:
Interest on indebtedness (excluding capitalized interest)	151,231,289
Amortization of debt related expenses	6,356,110
Portion of rents representative of the
interest factor	5,669,339
87,970,468

Distributed income from equity investees	90,265,102

Pretax earnings from continuing operations, as adjusted	$178,235,570

Fixed charges -
Interest on indebtedness (including capitalized interest)	$167,859,493
Amortization of debt related expenses	3,653,334
Portion of rents representative of the
interest factor	5,669,339

Fixed charges	$177,182,166

Ratio of earnings to fixed charges	1.01